UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At March 31, 2019 and report on review of Quarterly Information

(A free translation of the original

in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2019	12.31.2018
1	Total Assets	1,043,895,000	839,717,000
1.01	Current Assets	101,675,000	96,541,000
1.01.01	Cash and Cash Equivalents	3,297,000	6,334,000
1.01.02	Marketable Securities	3,989,000	3,974,000
1.01.03	Trade and Other Receivables	39,100,000	36,731,000
1.01.04	Inventories	28,766,000	29,307,000
1.01.06	Recoverable Taxes	6,074,000	5,759,000
1.01.06.01	Current Recoverable Taxes	6,074,000	5,759,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,069,000	2,018,000
1.01.06.01.02	Other Recoverable Taxes	4,005,000	3,741,000
1.01.08	Other Current Assets	20,449,000	14,436,000
1.01.08.01	Non-Current Assets Held for Sale	2,903,000	2,605,000
1.01.08.03	Others	17,546,000	11,831,000
1.01.08.03.01	Escrow account - Class action agreement	9,325,000	6,093,000
1.01.08.03.03	Others	8,221,000	5,738,000
1.02	Non-Current Assets	942,220,000	743,176,000
1.02.01	Long-Term Receivables	68,251,000	74,706,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	200,000	202,000
1.02.01.04	Trade and Other Receivables	17,577,000	18,139,000
1.02.01.07	Deferred Taxes	12,844,000	12,498,000
1.02.01.07.02	Deferred Taxes and Contributions	12,844,000	12,498,000
1.02.01.10	Other Non-Current Assets	37,630,000	43,867,000
1.02.01.10.03	Advances to Suppliers	1,145,000	9,555,000
1.02.01.10.04	Judicial Deposits	26,979,000	24,476,000
1.02.01.10.05	Other Long-Term Assets	9,506,000	9,836,000
1.02.02	Investments	181,774,000	175,827,000
1.02.03	Property, Plant and Equipment	682,910,000	483,375,000
1.02.04	Intangible Assets	9,285,000	9,268,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2019	12.31.2018
2	Total Liabilities	1,043,895,000	839,717,000
2.01	Current Liabilities	253,337,000	185,554,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,069,000	5,477,000
2.01.02	Trade Payables	25,958,000	29,140,000
2.01.03	Taxes Obligations	679,000	207,000
2.01.03.01	Federal Taxes Obligations	679,000	207,000
2.01.03.01.01	Income Tax and Social Contribution Payable	679,000	207,000
2.01.04	Current Debt and Finance Lease Obligations	181,101,000	106,319,000
2.01.04.01	Current Debt	141,360,000	105,527,000
2.01.04.03	Lease Obligations	39,741,000	792,000
2.01.05	Other Liabilities	21,318,000	26,152,000
2.01.05.02	Others	21,318,000	26,152,000
2.01.05.02.01	Dividends and Interest on Capital Payable	3,960,000	3,894,000
2.01.05.02.04	Other Taxes and Contributions	11,608,000	13,101,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	5,750,000	6,123,000
2.01.06	Provisions	14,556,000	14,649,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,398,000	11,673,000
2.01.06.01.04	Provisions for Civil Lawsuits	11,398,000	11,673,000
2.01.06.02	Other Provisions	3,158,000	2,976,000
2.01.06.02.04	Pension and Medical Benefits	3,158,000	2,976,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,656,000	3,610,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,656,000	3,610,000
2.02	Non-Current Liabilities	507,899,000	376,938,000
2.02.01	Non-Current Debt and Finance Lease Obligations	352,331,000	223,256,000
2.02.01.01	Non-Current Debt	190,929,000	220,352,000
2.02.01.03	Lease Obligations	161,402,000	2,904,000
2.02.02	Other Liabilities	2,066,000	2,090,000
2.02.02.02	Others	2,066,000	2,090,000
2.02.02.02.03	Income Tax and Social Contribution	2,066,000	2,090,000
2.02.03	Deferred Taxes	510,000	1,028,000
2.02.03.01	Deferred Taxes	510,000	1,028,000
2.02.04	Provisions	152,992,000	150,564,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,573,000	10,584,000
2.02.04.02	Other Provisions	141,419,000	139,980,000
2.02.04.02.04	Pension and Medical Benefits	80,041,000	78,901,000
2.02.04.02.05	Provision for Decommissioning Costs	58,580,000	58,332,000
2.02.04.02.06	Other Provisions	2,798,000	2,747,000
2.03	Shareholders' Equity	282,659,000	277,225,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,674,000	2,674,000
2.03.04	Profit Reserves	99,182,000	95,148,000
2.03.08	Other Comprehensive Income	(24,629,000)	(26,029,000)

Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
3.01	Sales Revenues	64,233,000	55,867,000
3.02	Cost of Sales	(43,176,000)	(35,540,000)
3.03	Gross Profit	21,057,000	20,327,000
3.04	Operating Expenses / Income	(7,272,000)	(5,862,000)
3.04.01	Selling Expenses	(4,452,000)	(4,405,000)
3.04.02	General and Administrative Expenses	(1,694,000)	(1,475,000)
3.04.05	Other Operating Expenses	(5,552,000)	(2,266,000)
3.04.05.01	Other Taxes	(281,000)	(366,000)
3.04.05.02	Research and Development Expenses	(519,000)	(493,000)
3.04.05.03	Exploration Costs	(650,000)	(438,000)
3.04.05.05	Other Operating Expenses, Net	(4,102,000)	(969,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	4,426,000	2,284,000
3.05	Net Income Before Financial Results and Income Taxes	13,785,000	14,465,000
3.06	Finance Income (Expenses), Net	(9,265,000)	(4,519,000)
3.06.01	Finance Income	751,000	730,000
3.06.01.01	Finance Income	751,000	730,000
3.06.02	Finance Expenses	(10,016,000)	(5,249,000)
3.06.02.01	Finance Expenses	(7,347,000)	(3,319,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,669,000)	(1,930,000)
3.07	Net Income Before Income Taxes	4,520,000	9,946,000
3.08	Income Tax and Social Contribution	(489,000)	(2,985,000)
3.08.01	Current	(1,529,000)	(2,740,000)
3.08.02	Deferred	1,040,000	(245,000)
3.09	Net Income from Continuing Operations	4,031,000	6,961,000
3.11	Income / (Loss) for the Period	4,031,000	6,961,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.31	0.53
3.99.01.02	Preferred Shares	0.31	0.53
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.31	0.53
3.99.02.02	Preferred Shares	0.31	0.53

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
4.01	Net Income for the Period	4,031,000	6,961,000
4.02	Other Comprehensive Income	1,403,000	2,073,000
4.02.03	Cumulative Translation Adjustments	1,032,000	852,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	(3,000)
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	1,000	1,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(2,401,000)	(1,116,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,575,000	2,402,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(59,000)	(437,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	258,000	374,000
4.03	Total Comprehensive Income for the Period	5,434,000	9,034,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 03/31/2019 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,031,000	1,403,000	5,434,000
5.05.01	Net Income for the Period	−	−	−	4,031,000	−	4,031,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,403,000	1,403,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	4,034,000	(24,629,000)	282,659,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 03/31/2018 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	6,961,000	2,073,000	9,034,000
5.05.01	Net Income for the Period	−	−	−	6,961,000	−	6,961,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,073,000	2,073,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	5,975,000	(19,265,000)	271,963,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
6.01	Net cash provided by operating activities	835,000	13,386,000
6.01.01	Cash provided by operating activities	25,341,000	18,623,000
6.01.01.01	Net Income (loss) for the period	4,031,000	6,961,000
6.01.01.02	Pension and medical benefits (actuarial expense)	1,990,000	1,782,000
6.01.01.03	Results in equity-accounted investments	(4,426,000)	(2,284,000)
6.01.01.04	Depreciation, depletion and amortization	14,795,000	8,623,000
6.01.01.05	Impairment of assets (reversal)	(195,000)	34,000
6.01.01.06	Exploratory expenditures write-offs	189,000	26,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(178,000)	(3,063,000)
6.01.01.08	Foreign exchange, indexation and finance charges	9,350,000	5,303,000
6.01.01.09	Deferred income taxes, net	(1,040,000)	245,000
6.01.01.10	Allowance for expected credit losses	42,000	419,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	783,000	577,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(24,506,000)	(5,237,000)
6.01.02.01	Trade and other receivables, net	(7,830,000)	219,000
6.01.02.02	Inventories	541,000	(701,000)
6.01.02.03	Judicial deposits	(2,503,000)	(1,707,000)
6.01.02.04	Escrow account - Class action agreement	(3,232,000)	(2,067,000)
6.01.02.05	Other assets	(1,321,000)	(2,378,000)
6.01.02.06	Trade payables	(5,714,000)	(759,000)
6.01.02.07	Other taxes payable	(694,000)	1,690,000
6.01.02.08	Pension and medical benefits	(667,000)	(623,000)
6.01.02.09	Provisions for legal proceedings	713,000	463,000
6.01.02.10	Short-term benefits	604,000	504,000
6.01.02.11	Income tax and social contribution paid	(547,000)	(1,175,000)
6.01.02.12	Other liabilities	(3,856,000)	1,297,000
6.02	Net cash used in investing activities	(8,780,000)	1,641,000
6.02.01	Acquisition of PP&E and intangibles assets	(4,197,000)	(7,403,000)
6.02.02	Increase in investments in investees	3,000	(3,248,000)
6.02.03	Proceeds from disposal of assets - Divestment	−	5,102,000
6.02.04	Divestment (investment) in marketable securities	(4,706,000)	6,432,000
6.02.05	Dividends received	120,000	758,000
6.03	Net cash used in financing activities	4,908,000	(9,008,000)
6.03.02	Proceeds from financing	39,141,000	26,934,000
6.03.03	Repayment of principal	(25,384,000)	(33,949,000)
6.03.04	Repayment of interest	(4,170,000)	(1,993,000)
6.03.08	Settlement of lease liabilities	(4,679,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	(3,037,000)	6,019,000
6.05.01	Cash and cash equivalents at the beginning of the year	6,334,000	1,305,000
6.05.02	Cash and cash equivalents at the end of the period	3,297,000	7,324,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
7.01	Sales Revenues	92,934,000	88,775,000
7.01.01	Sales of Goods and Services	85,680,000	77,047,000
7.01.02	Other Revenues	690,000	3,873,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	6,606,000	8,274,000
7.01.04	Allowance for expected credit losses	(42,000)	(419,000)
7.02	Inputs Acquired from Third Parties	(31,342,000)	(24,023,000)
7.02.01	Cost of Sales	(11,986,000)	(5,884,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(12,435,000)	(12,554,000)
7.02.03	Impairment Charges / Reversals of Assets	195,000	(34,000)
7.02.04	Others	(7,116,000)	(5,551,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(7,116,000)	(5,551,000)
7.03	Gross Added Value	61,592,000	64,752,000
7.04	Retentions	(16,245,000)	(8,623,000)
7.04.01	Depreciation, Amortization and Depletion	(16,245,000)	(8,623,000)
7.05	Net Added Value Produced	45,347,000	56,129,000
7.06	Transferred Added Value	5,445,000	3,233,000
7.06.01	Share of Profit of Equity-Accounted Investments	4,426,000	2,284,000
7.06.02	Finance Income	751,000	730,000
7.06.03	Others	268,000	219,000
7.07	Total Added Value to be Distributed	50,792,000	59,362,000
7.08	Distribution of Added Value	50,792,000	59,362,000
7.08.01	Employee Compensation	6,546,000	5,969,000
7.08.01.01	Salaries	3,747,000	3,450,000
7.08.01.02	Fringe Benefits	2,502,000	2,235,000
7.08.01.03	Unemployment Benefits (FGTS)	297,000	284,000
7.08.02	Taxes and Contributions	25,643,000	28,242,000
7.08.02.01	Federal	19,026,000	21,732,000
7.08.02.02	State	6,566,000	6,380,000
7.08.02.03	Municipal	51,000	130,000
7.08.03	Return on Third-Party Capital	14,572,000	18,190,000
7.08.03.01	Interest	11,255,000	6,513,000
7.08.03.02	Rental Expenses	3,317,000	11,677,000
7.08.04	Return on Shareholders' Equity	4,031,000	6,961,000
7.08.04.03	Retained Earnings / (Losses) for the Period	4,031,000	6,961,000

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	03.31.2019	12.31.2018
1	Total Assets	949,087,000	860,473,000
1.01	Current Assets	130,605,000	143,606,000
1.01.01	Cash and Cash Equivalents	36,476,000	53,854,000
1.01.02	Marketable Securities	4,370,000	4,198,000
1.01.03	Trade and Other Receivables	19,336,000	22,264,000
1.01.04	Inventories	32,962,000	34,822,000
1.01.06	Recoverable Taxes	8,299,000	7,883,000
1.01.06.01	Current Recoverable Taxes	8,299,000	7,883,000
1.01.06.01.01	Current Income Tax and Social Contribution	2,948,000	2,863,000
1.01.06.01.02	Other Recoverable Taxes	5,351,000	5,020,000
1.01.08	Other Current Assets	29,162,000	20,585,000
1.01.08.01	Non-Current Assets Held for Sale	9,446,000	7,540,000
1.01.08.03	Others	19,716,000	13,045,000
1.01.08.03.01	Escrow account - Class action agreement	11,154,000	7,287,000
1.01.08.03.03	Others	8,562,000	5,758,000
1.02	Non-Current Assets	818,482,000	716,867,000
1.02.01	Long-Term Receivables	87,135,000	85,478,000
1.02.01.03	Marketable Securities measured at amortized cost	203,000	205,000
1.02.01.04	Trade and Other Receivables	20,657,000	21,281,000
1.02.01.07	Deferred Taxes	24,345,000	24,101,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	10,331,000	10,384,000
1.02.01.07.02	Deferred Taxes and Contributions	14,014,000	13,717,000
1.02.01.10	Other Non-Current Assets	41,930,000	39,891,000
1.02.01.10.03	Advances to Suppliers	2,116,000	2,575,000
1.02.01.10.04	Judicial Deposits	28,571,000	26,003,000
1.02.01.10.05	Other Long-Term Assets	11,243,000	11,313,000
1.02.02	Investments	11,266,000	10,690,000
1.02.03	Property, Plant and Equipment	709,227,000	609,829,000
1.02.04	Intangible Assets	10,854,000	10,870,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	03.31.2019	12.31.2018
2	Total Liabilities	949,087,000	860,473,000
2.01	Current Liabilities	113,539,000	97,068,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,082,000	6,426,000
2.01.02	Trade Payables	22,912,000	24,516,000
2.01.03	Taxes Obligations	1,464,000	817,000
2.01.03.01	Federal Taxes Obligations	1,464,000	817,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,464,000	817,000
2.01.04	Current Debt and Lease Obligations	36,083,000	14,296,000
2.01.04.01	Current Debt	12,585,000	14,207,000
2.01.04.03	Lease Obligations	23,498,000	89,000
2.01.05	Other Liabilities	25,491,000	30,575,000
2.01.05.02	Others	25,491,000	30,575,000
2.01.05.02.01	Dividends and Interest on Capital Payable	4,356,000	4,296,000
2.01.05.02.04	Other Taxes and Contributions	12,162,000	13,778,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	8,973,000	9,467,000
2.01.06	Provisions	16,550,000	16,630,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	13,226,000	13,493,000
2.01.06.01.04	Provisions for Civil Lawsuits	13,226,000	13,493,000
2.01.06.02	Other Provisions	3,324,000	3,137,000
2.01.06.02.04	Pension and Medical Benefits	3,324,000	3,137,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	3,957,000	3,808,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	3,957,000	3,808,000
2.02	Non-Current Liabilities	546,517,000	479,862,000
2.02.01	Non-Current Debt and Finance Lease Obligations	376,995,000	312,580,000
2.02.01.01	Non-Current Debt	294,514,000	311,954,000
2.02.01.03	Lease Obligations	82,481,000	626,000
2.02.02	Other Liabilities	2,115,000	2,139,000
2.02.02.02	Others	2,115,000	2,139,000
2.02.02.02.03	Income Tax and Social Contribution	2,115,000	2,139,000
2.02.03	Deferred Taxes	2,563,000	2,536,000
2.02.03.01	Deferred Taxes	2,563,000	2,536,000
2.02.04	Provisions	164,844,000	162,607,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	15,961,000	15,202,000
2.02.04.02	Other Provisions	148,883,000	147,405,000
2.02.04.02.04	Pension and Medical Benefits	86,209,000	85,012,000
2.02.04.02.05	Provision for Decommissioning Costs	58,819,000	58,637,000
2.02.04.02.06	Other Provisions	3,855,000	3,756,000
2.03	Shareholders' Equity	289,031,000	283,543,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,458,000	2,458,000
2.03.04	Profit Reserves	99,398,000	95,364,000
2.03.08	Other Comprehensive Income	(24,629,000)	(26,029,000)
2.03.09	Non-controlling interests	6,372,000	6,318,000

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
3.01	Sales Revenues	79,999,000	74,461,000
3.02	Cost of Sales	(53,575,000)	(47,688,000)
3.03	Gross Profit	26,424,000	26,773,000
3.04	Operating Expenses / Income	(11,909,000)	(8,447,000)
3.04.01	Selling Expenses	(4,134,000)	(4,128,000)
3.04.02	General and Administrative Expenses	(2,322,000)	(2,142,000)
3.04.05	Other Operating Expenses	(5,949,000)	(2,688,000)
3.04.05.01	Other Taxes	(389,000)	(481,000)
3.04.05.02	Research and Development Expenses	(519,000)	(495,000)
3.04.05.03	Exploration Costs	(654,000)	(442,000)
3.04.05.05	Other Operating Expenses, Net	(4,387,000)	(1,270,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	496,000	511,000
3.05	Net Income Before Financial Results and Income Taxes	14,515,000	18,326,000
3.06	Finance Income (Expenses), Net	(8,147,000)	(7,246,000)
3.06.01	Finance Income	1,366,000	1,101,000
3.06.01.01	Finance Income	1,366,000	1,101,000
3.06.02	Finance Expenses	(9,513,000)	(8,347,000)
3.06.02.01	Finance Expenses	(6,807,000)	(5,850,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,706,000)	(2,497,000)
3.07	Net Income Before Income Taxes	6,368,000	11,080,000
3.08	Income Tax and Social Contribution	(2,128,000)	(3,955,000)
3.08.01	Current	(2,644,000)	(3,321,000)
3.08.02	Deferred	516,000	(634,000)
3.09	Net Income from Continuing Operations	4,240,000	7,125,000
3.11	Income / (Loss) for the Period	4,240,000	7,125,000
3.11.01	Attributable to Shareholders of Petrobras	4,031,000	6,961,000
3.11.02	Attributable to Non-Controlling Interests	209,000	164,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.31	0.53
3.99.01.02	Preferred Shares	0.31	0.53
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.31	0.53
3.99.02.02	Preferred Shares	0.31	0.53

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
4.01	Net Income for the Period	4,240,000	7,125,000
4.02	Other Comprehensive Income	1,422,000	2,116,000
4.02.03	Cumulative Translation Adjustments	1,051,000	895,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(3,000)	(3,000)
4.02.06	Deferred Income Tax and Social Contribution on securities measured at fair value through other comprehensive income	1,000	1,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(2,408,000)	(1,099,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,847,000	2,661,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(149,000)	(531,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	83,000	192,000
4.03	Total Comprehensive Income for the Period	5,662,000	9,241,000
4.03.01	Attributable to Shareholders of Petrobras	5,434,000	9,034,000
4.03.02	Attributable to Non-controlling Interests	228,000	207,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 03/31/2019 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−	(174,000)	(174,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(174,000)	(174,000)
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	4,031,000	1,403,000	5,434,000	228,000	5,662,000
5.05.01	Net Income for the Period	−	−	−	4,031,000	−	4,031,000	209,000	4,240,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,403,000	1,403,000	19,000	1,422,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	4,034,000	(24,629,000)	282,659,000	6,372,000	289,031,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 03/31/2018 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(989,000)	(67,000)	(1,056,000)	(51,000)	(1,107,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(989,000)	(21,335,000)	262,929,000	5,573,000	268,502,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−	10,000	10,000
5.04.06	Dividends	−	−	−	−	−	−	(110,000)	(110,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	120,000	120,000
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	6,961,000	2,073,000	9,034,000	207,000	9,241,000
5.05.01	Net Income for the Period	−	−	−	6,961,000	−	6,961,000	164,000	7,125,000
5.05.02	Other Comprehensive Income	−	−	−	−	2,073,000	2,073,000	43,000	2,116,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	5,975,000	(19,265,000)	271,963,000	5,790,000	277,753,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
6.01	Net cash provided by operating activities	17,749,000	22,218,000
6.01.01	Cash provided by operating activities	28,129,000	26,782,000
6.01.01.01	Net Income (loss) for the period	4,240,000	7,125,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,177,000	1,943,000
6.01.01.03	Results in equity-accounted investments	(496,000)	(511,000)
6.01.01.04	Depreciation, depletion and amortization	14,004,000	11,057,000
6.01.01.05	Impairment of assets (reversal)	(26,000)	58,000
6.01.01.06	Exploratory expenditures write-offs	189,000	26,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(695,000)	(3,261,000)
6.01.01.08	Foreign exchange, indexation and finance charges	8,373,000	8,614,000
6.01.01.09	Deferred income taxes, net	(516,000)	634,000
6.01.01.10	Allowance for expected credit losses	120,000	443,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	(154,000)	60,000
6.01.01.12	Reclassification of cumulative translation adjustment	127,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	786,000	594,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(10,380,000)	(4,564,000)
6.01.02.01	Trade and other receivables, net	4,565,000	1,810,000
6.01.02.02	Inventories	1,405,000	(1,142,000)
6.01.02.03	Judicial deposits	(2,562,000)	(1,712,000)
6.01.02.04	Escrow account - Class action agreement	(3,836,000)	(2,595,000)
6.01.02.05	Other assets	(1,955,000)	(2,081,000)
6.01.02.06	Trade payables	(2,375,000)	(1,357,000)
6.01.02.07	Other taxes payable	(451,000)	1,933,000
6.01.02.08	Pension and medical benefits	(732,000)	(662,000)
6.01.02.09	Provisions for legal proceedings	466,000	690,000
6.01.02.10	Short-term benefits	658,000	552,000
6.01.02.11	Income tax and social contribution paid	(882,000)	(1,469,000)
6.01.02.12	Other liabilities	(4,681,000)	1,469,000
6.02	Net cash used in investing activities	(4,561,000)	638,000
6.02.01	Acquisition of PP&E and intangibles assets	(6,070,000)	(9,919,000)
6.02.02	(Increase) decrease in investments in investees	(6,000)	(22,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,184,000	7,502,000
6.02.04	Divestment (investment) in marketable securities	(98,000)	2,361,000
6.02.05	Dividends received	429,000	716,000
6.03	Net cash used in financing activities	(30,204,000)	(30,486,000)
6.03.01	Non-controlling interest	(173,000)	121,000
6.03.02	Proceeds from financing	15,955,000	19,258,000
6.03.03	Repayment of principal	(36,807,000)	(43,861,000)
6.03.04	Repayment of interest	(5,866,000)	(6,004,000)
6.03.08	Settlement of lease liabilities	(3,313,000)	−
6.04	Effect of exchange rate changes on cash and cash equivalents	(362,000)	(502,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(17,378,000)	(8,132,000)
6.05.01	Cash and cash equivalents at the beginning of the year	53,854,000	74,494,000
6.05.02	Cash and cash equivalents at the end of the period	36,476,000	66,362,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 03/31/2019	Accumulated of the Previous Year 01/01/2018 to 03/31/2018
7.01	Sales Revenues	110,763,000	108,649,000
7.01.01	Sales of Goods and Services	101,253,000	95,475,000
7.01.02	Other Revenues	2,392,000	4,518,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	7,238,000	9,099,000
7.01.04	Allowance for expected credit losses	(120,000)	(443,000)
7.02	Inputs Acquired from Third Parties	(39,386,000)	(33,468,000)
7.02.01	Cost of Sales	(15,424,000)	(14,453,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(16,472,000)	(12,882,000)
7.02.03	Impairment Charges / Reversals of Assets	26,000	(58,000)
7.02.04	Others	(7,516,000)	(6,075,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(7,670,000)	(6,015,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	154,000	(60,000)
7.03	Gross Added Value	71,377,000	75,181,000
7.04	Retentions	(15,454,000)	(11,057,000)
7.04.01	Depreciation, Amortization and Depletion	(15,454,000)	(11,057,000)
7.05	Net Added Value Produced	55,923,000	64,124,000
7.06	Transferred Added Value	1,968,000	1,691,000
7.06.01	Share of Profit of Equity-Accounted Investments	496,000	511,000
7.06.02	Finance Income	1,366,000	1,101,000
7.06.03	Others	106,000	79,000
7.07	Total Added Value to be Distributed	57,891,000	65,815,000
7.08	Distribution of Added Value	57,891,000	65,815,000
7.08.01	Employee Compensation	7,864,000	7,228,000
7.08.01.01	Salaries	4,674,000	4,346,000
7.08.01.02	Fringe Benefits	2,852,000	2,556,000
7.08.01.03	Unemployment Benefits (FGTS)	338,000	326,000
7.08.02	Taxes and Contributions	32,900,000	35,079,000
7.08.02.01	Federal	21,552,000	23,636,000
7.08.02.02	State	11,177,000	11,213,000
7.08.02.03	Municipal	171,000	230,000
7.08.03	Return on Third-Party Capital	12,887,000	16,383,000
7.08.03.01	Interest	10,823,000	9,962,000
7.08.03.02	Rental Expenses	2,064,000	6,421,000
7.08.04	Return on Shareholders' Equity	4,240,000	7,125,000
7.08.04.03	Retained Earnings / (Losses) for the Period	4,031,000	6,961,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	209,000	164,000

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation and presentation of the interim financial statements

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

The Company adopted, as of January 1, 2019, the requirements contained in CPC 06 (R2) - Leasing Operations, related to IFRS 16 - Leases, and the technical interpretation ICPC 22 - Uncertainty about Tax Treatment on Net Income, related to IFRIC 23 Uncertainty over Income Tax Treatments. Changes in significant accounting policies are described in Note 3.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 7, 2019.

2.	The “Lava Jato (Car Wash) investigation” and its effects on the company

The company has monitored the progress of investigations under the “Lava Jato Operation” and, in the preparation of these interim financial statements ended March 31, 2019, did not identified any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

2.1.	Investigations involving the Company

Securities and Exchange Commission - SEC and U.S. Department of Justice - DoJ

On September 27, 2018, the company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation which encompassed the company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85.3 million to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credited a remittance of US$ 682.6 million to the Brazilian authorities, which was deposited in January 2019. The Company fully recognized the effects of these settlements (R$ 3,536 - US$ 853.2 million) as other income and expenses in the third quarter of 2018.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

3.	Summary of significant accounting policies

The accounting practices and calculation methods used in preparing these consolidated quarterly financial statements are the same as those used in preparing the company's annual financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases and IFRIC 23 Uncertainty over Income Tax Treatments.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.1.	IFRS 16 – Leases / CPC 06 (R2) – Operações Arrendamento Mercantil

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results.

The Company applied the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements. See notes 9, 13 and 24 for the impacts of such payments in the statement of income for the period.

In the statement of cash flows, operating lease payments, which were previously presented within Cash flows from operating activities, from 2019 onwards are presented as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

•	The standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31 ,2018);
•

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

•

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship protection according to the current cash flow hedge accounting policy involving the Company’s future exports.

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (R$ 102,970) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, drilling rig and other exploration and production equipment, vessels, helicopters, lands and buildings. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	50,083
Vessels	46,481
Lands and buildings	3,917
Others	2,489
Total	102,970

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Commitment to operating lease as of December 31, 2018	369,574
Commitments for which lease terms have not commenced	(212,435)
Discount	(38,669)
Short-term leases and others	(15,500)
Initial application	102,970
Finance lease (IAS 17) recognized at December 31, 2018	715
Lease liability at January1, 2019	103,685

During the first quarter of 2019, the Company’s Statement of Cash Flow was impacted by a change from net cash used in operating and investing activities of R$ 3,339 to net cash used in financing activities.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted by terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from IFRS 16 adoption did not impact Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

3.2.	IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty about Treatment of Taxes on Net Income

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty about the treatment of taxes on net income. No impacts were identified in the adoption of IFRIC 23.

4.	Cash and cash equivalents and marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	03.31.2019	12.31.2018
Cash at bank and in hand	1,879	3,344
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	8,308	7,266
Other investment funds	107	45
	8,415	7,311
- Abroad
Time deposits	1,733	14,812
Automatic investing accounts and interest checking accounts	21,902	25,992
Other financial investments	2,547	2,395
	26,182	43,199
Total das aplicações financeiras de curto prazo	34,597	50,510
Total de caixa e equivalentes de caixa	36,476	53,854

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.2.	Marketable securities

	03.31.2019	12.31.2018
Fair value through profit or loss	4,370	4,198
Fair value through other comprehensive income	26	30
Amortized cost	177	175
Total	4,573	4,403
Current	4,370	4,198
Non-current	203	205

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

5.	Trade and other receivables
5.1.	Trade and other receivables, net
	Consolidated
	03.31.2019	12.31.2018
Receivables from contracts with customers
Third parties	25,229	25,629
Related parties
Investees (note 14.6)	2,638	2,641
Receivables from the electricity sector (note 5.4) (*)	16,916	17,051
Subtotal	44,783	45,321
Other trade receivables
Third parties
Receivables from divestments (**)	5,062	5,020
Finance lease receivables	1,991	2,011
Other receivables	3,581	5,134
Related parties
Diesel subsidy	−	1,550
Petroleum and alcohol accounts - receivables from Brazilian Government (note 14.6)	1,200	1,191
Subtotal	11,834	14,906
Total trade receivables	56,617	60,227
Expected credit losses (ECL) - Third parties	(13.031)	(13,137)
Expected credit losses (ECL) - Related parties	(3.593)	(3,545)
Total trade receivables, net	39,993	43,545
Current	19,336	22,264
Non-current	20,657	21,281

(*) It includes the amount of R$ 766 at March 31, 2019 (R$ 770 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

The remaining balance of receivables from the Diesel Price Subsidy Program, established by the Federal Government in 2018, was fully received until February 2019.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the first quarter of 2019 amounted to R$ 617.

5.2.	Aging of trade and other receivables – third parties
	Consolidated
	03.31.2019		12.31.2018
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	21,035	(1,487)	22,718	(1,394)
Overdue:
1-90 days	1,320	(57)	1,876	(211)
91-180 days	493	(58)	135	(47)
181-365 days	210	(76)	186	(78)
More than 365 days	12,805	(11,353)	12,879	(11,407)
Total	35,863	(13,031)	37,794	(13,137)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.3.	Changes in provision for expected credit losses – ECL
	Consolidated
	03.31.2019	12.31.2018
Opening balance	16,682	19,667
Initial application of IFRS 9	−	405
Additions	120	322
Write-offs	(67)	(4,540)
Transfer of assets held for sale	(140)	21
Cumulative translation adjustment	29	807
Closing balance	16,624	16,682
Current	6,544	6,645
Non-current	10,080	10,037

In 2018, write-offs in the balance of expected credit losses (R$ 4,540) primarily reflect the effects related to the agreements signed with companies from electricity sector.

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	5,224	9,919	2,862	770	3	18,778
ECL	(4,580)	(20)	(3)	−	(3)	(4,606)
Balance at December 31, 2018	644	9,899	2,859	770	−	14,172
Sales	1,165	−	−	−	−	1,165
Amounts received	(924)	(268)	(436)	(26)	−	(1,654)
Interest	51	103	29	22	−	205
Derecognition of receivables	(2)	−	−		−	(2)
Agreements in 2018	−	−	280	−	−	280
(Additions)/reversals of ECL	(30)	2	−	(27)	−	(55)
Derecognition of receivables - ECL	14	−	−	−	−	14
Balance at March 31, 2019	918	9,736	2,732	739	−	14,125
Receivables	5,514	9,754	2,735	766	3	18,772
ECL	(4,596)	(18)	(3)	(27)	(3)	(4,647)
Balance at March 31, 2019	918	9,736	2,732	739	−	14,125

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	14,476	(3,586)	10,890
Eletrobras	2,440	(7)	2,433
	16,916	(3,593)	13,323
Third parties
Cia de Gás do Amazonas - CIGÁS	766	(13)	753
Cia de Eletricidade do Amapá - CEA	884	(884)	−
Outros	206	(157)	49
	1,856	(1,054)	802
Balance at March 31, 2019	18,772	(4,647)	14,125
Balance at December 31, 2018	18,778	(4,606)	14,172

On April 8, 2019, the Company entered into a debt acknowledgement agreement with AME and Eletrobras, concerning the balance of overdue receivables between October 31 and December 3, 2018, in the amount of R$ 313. On the same date, the parties also entered into a debt assumption agreement under which Eletrobras guarantees this amount.

The process of privatization of AME was completed on April 10, 2019, with the transfer of its control to the consortium formed by the companies Oliveira Energia Geração e Serviços Ltda and Atem Distribuidora de Petróleo S.A. However, considering the stage of this process by the end of March 2019, which was conditioned to certain conditions precedent, notably the effective transfer of its control and additional investments and collaterals, the credit risk assessment for such receivables was not significantly affected.

The Company will continue to assess the impacts of this privatization on the fair value of such receivables and any changes in estimates will be recognized in subsequent reporting periods.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.	Inventories
	Consolidated
	03.31.2019	12.31.2018
Crude oil	15,742	16,081
Oil products	9,504	10,686
Intermediate products	2,192	2,364
Natural gas and LNG (*)	253	474
Biofuels	637	582
Fertilizers	232	300
Total products	28,560	30,487
Materials, supplies and others	4,402	4,335
Total	32,962	34,822
(*) Liquefied Natural Gas

In the the first quarter of  2019, the Company recognized a R$ 154 gain as a reversal of cost of sales, adjusting inventories to net realizable value (a R$ 60 loss as of the first quarter of  2018) primarily due to changes in international prices of crude oil and oil products.

At March 31, 2019, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Consolidated
					03.31.2019	12.31.2018
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	390	−	390	154
Trade receivables	−	−	21	−	21	150
Inventories	−	−	1,045	−	1,045	184
Investments	3,498	−	−	−	3,498	3,769
Property, plant and equipment	2,597	17	1,409	313	4,336	2,887
Others	−	−	156	−	156	396
Total	6,095	17	3,021	313	9,446	7,540

Liabilities on assets classified as held for sale
Trade Payables	−	−	108	−	108	3
Provision for decommissioning costs	3,656	−	−	−	3,656	3,610
Others	−	−	193	−	193	195
Total	3,656	−	301	−	3,957	3,808

As of March 31, 2019, the amounts refer to (i) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants, (ii) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture), (iii) the remaining 10% interest in Lapa field, (iv) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group), (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte, (vi) the Pasadena Refinery and (vii) the interest in the Maromba field.

The description of these operations, which are classified as assets held for sale, was presented in Note 10.1 to the financial statements as of December 31, 2018, except for the divestment of the Pasadena Refinery, detailed below in conjunction with other sale transactions that progressed in the first quarter of 2019.

a) Sale of onshore producing fields

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to 3R Petroleum company, in the amount of US$ 453.1 million. However, the parties did not conclude this transaction.

Accordingly, the Company promptly reassessed the other offers and accepted the PetroReconcavo’s offers in the amount of US$ 384.2 million, which was the second highest amount offered for this sale. Of this amount, US$ 61.47 million is conditioned to extension of concession to be granted by ANP (National Petroleum, Natural Gas and Biofuels Agency) and its present value is US$ 46.60 million. PetroReconcavo will disburse US$ 28.82 million at the signing of the sale.

In addition, the Company will assume US$ 1.6 (present value) related to provision for decommissioning costs.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The corresponding assets and liabilities of this transaction are classified as held for sale as of March 31, 2019 as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP approval and pre-emption rights.

b) Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement – SPA related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all previous conditions were fulfilled and the payment of US$ 332 million to the Company, which includes US$ 45.2 million of cash and cash equivalents of the companies and US$ 7.1 million relating to working capital adjustment. This amount sums to the US$ 49.3 million deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a R$ 531 gain within other income and expenses. In addition, a R$ 127 loss relating to cumulative translation adjustment previously recognized in shareholders' equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of Guarani against the US dollar, accumulated since the acquisition of the investment.

c) Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a Share Purchase Agreement (SPA) with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

As of March 31, 2019, the related assets and liabilities were classified as held for sale since the closing of this transaction were still subject to usual conditions precedent.

On May 1, 2019, this sale was concluded after the fulfillment of such conditions. Accordingly, the amount of US$ 467 million was disbursed to the company, of which US$ 350 million relates to Pasadena shares. The remaining US$ 117 million relates to its working capital and is still subject to adjustments to reflect changes to be computed until the closing date.

8.	Investments
8.1.	Changes in investment (Parent company)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2019
Subsidiaries	169,237	254	−	4,060	1,024	173	24	174,772
Joint operations	207	−	−	9	−	−	−	216
Joint ventures	329	−	−	4	−	−	4	337
Associates	6,035	−	−	353	9	83	(50)	6,430
Total	175,808	254	−	4,426	1,033	256	(22)	181,755
Other investments	19	−	−	−	−	−	−	19
Total	175,827	254	−	4,426	1,033	256	(22)	181,774

Results of equity-accounted investments during the first quarter of 2019 primarily refer to PNBV (R$ 2.984), TAG (R$ 472) and BR Distribuidora (R$ 248), which include unrealized profits amongs entites of Petrobras group, adds back of depreciation of right-of-use assets and unwind of discount on lease liabilities related to leases entered into Petrobras parent company and its subsidiaries.

8.2.	Changes in investment (Consolidated)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2019
Joint ventures	4,531	6	19	212	20	−	(63)	4,725
Associates	6,098	−	79	284	1	83	(52)	6,493
Other investments	61	1	(14)	−	−	−	−	48
Total	10,690	7	84	496	21	83	(115)	11,266

Results of equity-accounted investments primarily refer to the MP Gulf of Mexico (R$ 120) and the Petrochemical associates (R$ 297).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.	Property, plant and equipment
9.1.	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2018	22,048	248,108	140,656	173,545	−	584,357	435,536
Additions	18	6,530	31,490	22	−	38,060	64,158
Additions to / review of estimates of decommissioning costs	−	−	−	18,187	−	18,187	18,193
Capitalized borrowing costs	−	−	6,572	−	−	6,572	5,338
Write-offs	(220)	(58)	(1,219)	(97)	−	(1,594)	(1,529)
Transfers (****)	(481)	52,550	(69,945)	14,029	−	(3,847)	(1,761)
Depreciation, amortization and depletion	(1,299)	(23,807)	−	(18,136)	−	(43,242)	(33,009)
Impairment recognition	−	(2,821)	(945)	(6,484)	−	(10,250)	(5,459)
Impairment reversal	1	1,175	86	862	−	2,124	1,908
Cumulative translation adjustment	122	12,915	5,390	1,035	−	19,462	−
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Cost	30,337	498,728	112,085	298,905	−	940,055	733,750
Accumulated depreciation, amortization and depletion	(10,148)	(204,136)	−	(115,942)	−	(330,226)	(250,375)
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,654
Additions	1	788	6,217	6	3,503	10,515	11,396
Additions to / review of estimates of decommissioning costs	−	−	−	(70)	−	(70)	−
Capitalized borrowing costs	−	−	1,299	−	−	1,299	1,237
Write-offs	(1)	(14)	(38)	−	−	(53)	(4)
Transfers (****)	1,512	8,491	(14,195)	3,838	567	213	8,505
Depreciation, amortization and depletion	(251)	(5,789)	−	(4,321)	(5,003)	(15,364)	(16,172)
Impairment recognition	(5)	(160)	(82)	−	−	(247)	(81)
Cumulative translation adjustment	(2)	372	(277)	14	28	135	−
Balance at March 31, 2019	21,443	298,280	105,009	182,430	102,065	709,227	682,910
Cost	31,945	501,906	105,009	302,397	110,156	1,051,413	948,617
Accumulated depreciation, amortization and depletion	(10,502)	(203,626)	−	(119,967)	(8,091)	(342,186)	(265,707)
Balance at March 31, 2019	21.443	298.280	105.009	182.430	102.065	709.227	682.910
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by business area.

(***)  It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at March 31, 2019 comprise the following underlying assets:

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	4,376	105,780	110,156
Accumulated depreciation, amortization and depletion	(168)	(7,923)	(8,091)
Balance at March 31, 2019	4,208	97,857	102,065
Depreciation of the period	168	4,835	5,003
(*) It primarily comprises platforms and vessels.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.	Unitization Agreements

On March 13, 2019, Petrobras was notified by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) about the approval of the proposal for a Production Individualization Agreement (AIP) of Lula's Shared Reservoir located in the Santos Basin and that comprises the BM-S-11 Concession Agreement (Lula field), operated by Petrobras in partnership with Shell and Galp, the Tupi South Block of the Assignment Agreement (Sul de Lula field), operated by Petrobras with 100% of participation and non-contracted area belonging to the Federal Union, represented by Pre-Sal Petróleo - PPSA. In addition to the AIP, it will be necessary to enter into an agreement between the companies for the equalization between the expenses incurred and the revenue obtained with the volumes produced up to the date of the effectiveness of the AIP.

For additional information, see note 12.3 to the Company’s audited financial statement ended December 31, 2019.

9.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. The company paid R$ 74,808 to the Brazilian Federal Government and  it is recognized as property, plant and equipment (PP&E).

The information gathered made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

On September 14, 2018, the Brazilian Energy Policy Council (Conselho Nacional de Política Energética – CNPE) enacted Resolution 12/2018 recommending the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia - MME) to send a draft of an amendment to the agreement to the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) in order to make an assessment of its terms.

The Brazilian Energy Policy Council also recommended that the Brazilian Ministry of Mines and Energy, by means of Resolution 12/2018, send drafts of the public auction and the agreement for the bidding rounds of the exceeding volume under production-sharing regime. Aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company completed its assessment based on reports issued by the independent specialist it has engaged.

In April 2019, the CNPE enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitle to a reimbursement of US$ 9,058 million due to the review of review of the Assignment Agreement. However, a definition about a relevant rule that would enable the Brazilian Government to settle such amount is pending.

Due to the features of the review, any credit in favor of the company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable and a respective reduction in PP&E.

As a related party transaction involving the Brazilian Federal Government, the signing the amendment to the Assignment Agreement must be submitted  to the Minority Shareholders Committee and Audit Committee in order to provide support to the board’s decisions through opinions about this matter.

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2019, the capitalization rate was 5.90% p.a. (6.26% p.a. in the first quarter of 2018). Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.	Intangible assets
10.1.	By class of assets
	Consolidated				Parent
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2018	5,959	1,061	720	7,740	6,264
Additons	3,321	312	−	3,633	3,517
Capitalized borrowing costs	−	12	−	12	12
Write-offs	(56)	−	−	(56)	(51)
Transfers	(162)	24	42	(96)	(158)
Amortization	(54)	(350)	−	(404)	(316)
Cumulative translation adjustment	16	1	24	41	−
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Cost	9,876	6,171	786	16,833	13,568
Accumulated amortization	(852)	(5,111)	−	(5,963)	(4,300)
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Additons	10	127	−	137	103
Capitalized borrowing costs	−	3	−	3	3
Write-offs	(14)	(1)	−	(15)	(13)
Transfers	(43)	(3)	−	(46)	(2)
Amortization	(12)	(78)	−	(90)	(74)
Cumulative translation adjustment	(1)	−	1	−	−
Balance at March 31, 2019	8,959	1,108	787	10,854	9,285
Cost	9,734	6,231	787	16,752	13,629
Accumulated amortization	(775)	(5,123)	−	(5,898)	(4,344)
Balance at March 31, 2019	8,959	1,108	787	10,854	9,285
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

11.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2019	12.31.2018
Property plant and equipment
Opening Balance	16,009	14,957
Additions to capitalized costs pending determination of proved reserves	291	1,308
Capitalized exploratory costs charged to expense	(114)	(38)
Transfers upon recognition of proved reserves	(1)	(280)
Cumulative translation adjustment	3	62
Closing Balance	16,188	16,009
Intangible	7,659	7,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	23,847	23,680
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2019	2018
Exploration costs recognized in the statement of income	Jan-Mar	Jan-Mar
Geological and geophysical expenses	396	295
Exploration expenditures written off (includes dry wells and signature bonuses)	189	26
Contractual penalties	54	116
Other exploration expenses	15	5
Total	654	442
Cash used in:
Operating activities	411	300
Investment activities	355	728
Total	766	1.028

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.	Finance debt
12.1.	Balance by type of finance debt
	Consolidated
	03.31.2019	12.31.2018
Banking Market	25,993	37,107
Capital Market	16,452	12,863
Development banks	11,074	12,967
Others	33	34
Total in Brazil	53,552	62,971
Banking Market	90,878	93,474
Capital Market	147,298	153,548
Development banks	156	157
Export Credit Agency	14,256	15,038
Others	959	973
Total abroad	253,547	263,190
Total finance debt	307,099	326,161
Current	12,585	14,207
Non-current	294,514	311,954

The Company was in compliance with debt covenants at March 31, 2019 and there were no change in collaterals provided compared to December 31, 2018.

12.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Balance at 12.31.2018
In Brazil	72,546	215	8,196	(18,917)	(4,465)	4,846	93	457	−	62,971
Abroad	288,178	585	30,337	(99,436)	(16,216)	16,021	5,018	38,749	(46)	263,190
Total	360,724	800	38,533	(118,353)	(20,681)	20,867	5,111	39,206	(46)	326,161

	Balance at 12.31.2018	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Balance at 03.31.2019
País	62,971	−	4,301	(14,080)	(828)	1,082	106	−	−	53,552
Exterior	263,190	−	11,798	(22,035)	(4,317)	3,873	146	892	−	253,547
Total	326,161	−	16,099	(36,115)	(5,145)	4,955	252	892	−	307,099

PP&E on credit			(144)	−	−
Debt restructuring			−	(692)	−
Deposits linked to financing			−	−	(721)
Net cash used in financing activities			15,955	(36,807)	(5,866)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In the first quarter of 2019, proceeds from financing amounted to R$ 15,955, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 11,462 (US$ 2,980 million), of which R$ 2,833 (US$ 737 million) relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to R$ 3,600.

In addition, the Company repaid several finance debts, notably: (i) R$ 16,079 (US$ 4,186 million) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 685; and (ii) pre-payment of banking loans in the domestic and international market totaling R$ 14,559; and (iii) pre-payment of R$ 1,215 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.3.	Summarized information on current and non-current finance debt)
	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	5,788	5,454	14,829	17,434	30,341	161,039	234,885	258,068
Floating rate debt	3,816	5,200	9,000	14,289	24,082	49,149	105,536
Fixed rate debt	1,972	254	5,829	3,145	6,259	111,890	129,349
Average interest rate	5.3%	5.9%	5.7%	5.8%	5.7%	6.5%	6.2%
Financing in Reais (R$):	3,222	7,521	6,957	7,035	7,297	20,564	52,596	50,070
Floating rate debt	2,139	6,295	6,011	5,793	6,455	13,474	40,167
Fixed rate debt	1,083	1,226	946	1,242	842	7,090	12,429
Average interest rate	5.1%	5.0%	5.3%	5.6%	5.4%	4.2%	4.9%
Financing in Euro (€):	110	226	1,012	1,891	1,774	5,845	10,858	13,474
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	110	226	1,012	1,891	1,774	5,845	10,858
Average interest rate	4.2%	2.7%	3.0%	2.9%	3.6%	4.6%	3.9%
Financing in Pound Sterling (£):	123	41	−	−	−	8,577	8,741	9,758
Fixed rate debt	123	41	−	−	−	8,577	8,741
Average interest rate	5.9%	6.2%	−	−	−	6.3%	6.2%
Financing in other currencies:	19	−	−	−	−	−	19	19
Fixed rate debt	19	−	−	−	−	−	19
Average interest rate	9.7%	−	−	−	−	−	9.7%
Total as of March 31, 2019	9,262	13,242	22,798	26,360	39,412	196,025	307,099	331,389
Average interest rate	5.3%	5.6%	5.6%	5.7%	5.6%	6.4%	6.0%
Total as of December 31, 2018	14,207	15,193	27,170	39,978	46,305	183,308	326,161	332,956
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2019 is 9.42 years (9.14 years as of December 31, 2018).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 154,354as of March 31, 2019 (R$ 151,339as of December 31, 2018); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 177,035 as of March 31, 2019  (R$ 181,617 as of December 31, 2018).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 28.2.

12.4.	Lines of credit
				Amount
Empresa	Financial institution	Date	Maturity	Available	Used	Balance
Abroad (amounts in millions of U.S. dollars)
PGT BV	BNP Paribas	12/22/2016	01/15/2021	350	310	40
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Credit Agricole Corporate	4/12/2018	6/20/2019	400	253	147
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
Total				8,550	603	7,947
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	BNDES	11/07/2008	08/12/2041	225	115	110
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,554	115	6,439

13.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Balance at 12.31.2018	Adoption of IFRS 16	Additions (new contracts)	Payment of principal and interest(*)	Unwinding of discount	Foreign exchange gains and losses	CTA	Balance at 03.31.2019
In Brazil	715	21,809	3,083	(826)	289	138	−	25,208
Abroad	−	81,161	420	(2,513)	975	289	439	80,771
Total	715	102,970	3,503	(3,339)	1,264	427	439	105,979

(*)It includes the amount of R$ 26 referring to the receipt of leases in the Statement of Cash Flows.

A maturity schedule of the lease arrangements is set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total
Balance at 03.31.2019	23,498	14,221	16,049	10,894	8,000	33,317	105,979

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of 2019 amounted R$886, representing 27% in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 28.2.

In the first quarter of 2019, the Company recognized lease expenses in the amount of R$ 1,025 relating to short term leases.

At March 31, 2019, the balances of lease agreements for which the lease term has not commenced as they relate to assets under construction or not yet available for use, are presented below:

	Consolidated
Maturity	2019	2020-2023	2024 onwards	Total
Lease agreements for which the lease term has not commenced	15,292	67,708	179,329	262,329
Balance at March 31, 2019	15,292	67,708	179,329	262,329

14.	Related parties

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.1.	Transactions with entites of Petrobras group (Parent)
	03.31.2019			12.31.2018
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,689	−	13,689	13,451	−	13,451
Dividends receivable	1,500	−	1,500	1,585	−	1,585
Intercompany loans	−	19	19	−	22	22
Advance for capital increase	−	−	−	−	254	254
Amounts related to construction of natural gas pipeline	−	515	515	−	654	654
Finance leases	130	−	130	130	−	130
Other operations	840	411	1,251	840	429	1,269
Advances to suppliers	103	741	844	101	9,142	9,243
Total	16,262	1,686	17,948	16,107	10,501	26,608
Liabilities
Lease liabilities	(20,637)	(111,652)	(132,289)	(771)	(2,384)	(3,155)
Intercompany loans (*)	(27,503)	−	(27,503)	(9,529)	−	(9,529)
Prepayment of exports	(79,728)	(116,125)	(195,853)	(66,764)	(136,983)	(203,747)
Accounts payable to suppliers	(12,760)	−	(12,760)	(13,390)	−	(13,390)
Purchases of crude oil, oil products and others	(10,127)	−	(10,127)	(8,147)	−	(8,147)
Affreightment of platforms	(1,874)	−	(1,874)	(4,544)	−	(4,544)
Advances from clients	(759)	−	(759)	(699)	−	(699)
Other operations	(43)	(452)	(495)	(42)	(452)	(494)
Liabilities related to assets held for sale	−	−	−	−	−	−
Total	(140,671)	(228,229)	(368,900)	(90,496)	(139,819)	(230,315)
(*) Increase related to loan operations between Petrobras and PGT during the first quarter of 2019.

	2019	2018
	Jan-Mar	Jan-Mar
Profit or Loss
Revenues, mainly sales revenues	38,013	35,320
Foreign exchange and inflation indexation charges (*)	(2,784)	(1,279)
Financial income (expenses), net (*)	(5,499)	(2,452)
Total	29,730	31,589
(*) It includes R$ 679 related to foreign exchange losses and R$ 1,288 of finance expenses pertaining to leases and sub-leases operations in accordance with IFRS 16.

14.2.	Annual rates for intercompany loans
		Parent
	Asset		Liability
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
From 3.1 to 4%	−	−	(7,820)	-
From 4.1 to 5%	−	−	(19,683)	(9,529)
More than 9.01%	19	22	−	−
Total	19	22	(27,503)	(9,529)
14.3.	Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent
	03.31.2019	12.31.2018
Other receivables	615	9.845
Assignment of receivables	(29,300)	(23,920)

	2019	2018
	Jan-Mar	Jan-Mar
Other receivables	235	218
Assignment of receivables	(383)	(336)
Net finance income (expense)	(148)	(119)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.4.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

Financial operations carried out by these subsidiaries and guaranteed by Petrobras are set out in note 19.5 to the company’s annual Financial Statements ended December 31, 2028.

14.5.	Investment fund of subsidiaries abroad

At March 31, 2019, a subsidiary of PIB BV had R$ 5,862  (R$ 5,744 at December 31, 2018) invested in an investment fund abroad that held debt securities of PDET and of consolidated structured entities, mainly with respect to  CDMPI and Charter projects.

14.6.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		Consolidated
	03.31.2019		12.31.2018
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
State-controlled gas distributors	1,353	477	1,189	440
Petrochemical companies	391	70	350	26
Other associates and joint ventures	894	2,932	1,102	2,882
Subtotal	2,638	3,479	2,641	3,348
Government entities
Government bonds	7,448	−	7,588	−
Banks controlled by the Brazilian Government	32,393	28,432	28,846	40,035
Receivables from the Electricity sector (note 8.4)	16,916	−	17,051	−
Petroleum and alcohol account - receivables from Brazilian Government	1,200	−	1,191	−
Diesel Price Subsidy Program	−	−	1,550	−
Brazilian Federal Government (Dividends)	−	1,286	−	1,254
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	−	293	−	557
Others	287	255	248	474
Subtotal	58,244	30,266	56,474	42,320
Pension plans	230	177	229	372
Total	61,112	33,922	59,344	46,040
Current assets	16,371	8,291	16,837	9,796
Non-current assets	44,741	25,631	42,507	36,244

The income/expenses of significant transactions are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Jan-Mar	Jan-Mar
	2019	2018
Joint ventures and associates
State-controlled gas distributors	2,613	1,765
Petrochemical companies	2,641	3,036
Other associates and joint ventures	(580)	(630)
Subtotal	4,674	4,171
Government entities
Government bonds	109	99
Banks controlled by the Brazilian Government	(170)	(1,111)
Receivables from the Electricity sector	526	254
Petroleum and alcohol account - receivables from Brazilian Government	9	−
Brazilian Government (Dividends and interest on capital)	(19)	−
Pré-Sal Petróleo S.A. – PPSA	(107)	−
Others	132	192
Subtotal	480	(566)
Pension plans	−	−
Total	5,154	3,605

Revenues, mainly sales revenues	6,233	5,742
Purchases and services	(1,505)	(1,363)
Foreign exchange and inflation indexation charges, net	(420)	(274)
Finance income (expenses), net	846	(500)
Total	5,154	3,605

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 9.3.

14.7.	Key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

	Jan-Mar/2019			Jan-Mar/2018
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	2.8	0.2	3.0	4.0	0.2	4.2
Social security and other employee-related taxes	0.8	-	0.8	1.1	-	1.1
Post-employment benefits (pension plan)	0.2	-	0.2	0.4	-	0.4
Benefits due to termination of tenure	1.3	-	1.3	-	-	-
Total compensation recognized in the statement of income	5.1	0.2	5.3	5.5	0.2	5.7
Total compensation paid	6.7	0.2	6.9	5.5	0.2	5.7
Average number of members in the period (*)	6.33	10.00	16.33	8.00	9.00	17.00
Average number of paid members in the period (**)	6.33	6.67	13.00	8.00	5.00	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the first quarter of 2019, charges related to compensation of the board members and executive officers of the Petrobras group amounted to R$ 21.6  (R$ 20.2 the first quarter of  2018).

The Company’s General Shareholder’s Meeting held on April 25, 2019 determined the amount of R$ 32.2 as the threshold of executive officers and board members compensation for the period from April 2019 to March 2020.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.	Provision for decommissioning costs
	Consolidated
	03.31.2019	12.31.2018
Opening balance	58,637	46,785
Adjustment to provision	(70)	15,722
Transfers related to liabilities held for sale (*)	−	(4,650)
Payments made	(489)	(1,761)
Interest accrued	740	2,358
Others	1	183
Closing balance	58,819	58,637
(*) In 2018, it includes transfer to held for sale related to Campos basin (R$ 3,294); Rio Grande do Norte (R$ 273) and Lapa (R$ 43), as set out in note 10.

16.	Taxes
16.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Taxes in Brazil
Income taxes	2,922	2,840	803	257	-	-
Income taxes - Tax settlement programs	−	−	219	216	2,115	2,139
	2,922	2,840	1,022	473	2,115	2,139
Taxes abroad	26	23	442	344	-	-
Total	2,948	2,863	1,464	817	2,115	2,139

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,097	3,028	2,597	2,714	2,667	3,574	−	−
Current / Deferred PIS and COFINS	1,956	1,714	10,741	10,337	1,908	1,196	−	−
CIDE	69	84	−	−	148	195	−	−
Production taxes	−	−	−	−	6,449	6,807	−	−
Withholding income taxes	−	−	−	−	439	1,194	−	−
Tax Settlement Program (**)	−	−	−	−	6	6	−	−
Others	176	134	621	612	475	712	446	414
Total in Brazil	5,298	4,960	13,959	13,663	12,092	13,684	446	414
Taxes abroad	53	60	55	54	70	94	−	−
Total	5,351	5,020	14,014	13,717	12,162	13,778	446	414
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It relates to REFIS.

16.2.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Consolidated
Balance at January 1, 2018	7,820
Recognized in the statement of income for the year	(2,787)
Recognized in shareholders’ equity (*)	6,468
Cumulative translation adjustment	765
Use of tax credits	(4,452)
Others	34
Balance at December 31, 2018	7,848
Recognized in the statement of income for the year	516
Recognized in shareholders’ equity (*)	(148)
Cumulative translation adjustment	20
Use of tax credits	(463)
Others	(5)
Balance at March 31, 2019	7,768
Deferred tax assets	10,384
Deferred tax liabilities	(2,536)
Balance at December 31, 2018	7,848
Deferred tax assets	10,331
Deferred tax liabilities	(2,563)
Balance at March 31, 2019	7,768

(*) The amounts recognized as loans, accounts receivable / payable and financing refer to the tax effect on exchange variation recorded in other comprehensive income (cash flow hedge), according to note 28.2.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	Jan-Mar	Jan-Mar
	2019	2018
Net income before income taxes	6,368	11,080
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,165)	(3,767)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	710	146
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(201)	(82)
Tax incentives	48	74
Tax loss carryforwards (unrecognized tax losses)	(293)	(35)
Non-taxable income (non-deductible expenses), net (**)	(478)	(260)
Others	251	(31)
Income taxes expense	(2,128)	(3,955)
Deferred income taxes	516	(634)
Current income taxes	(2,644)	(3,321)
Total	(2,128)	(3,955)
Effective tax rate of income taxes	33.4%	35.7%

(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.

17.	Short-term benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	03.31.2019	12.31.2018
Accrued vacation pay	3,335	3,025
Profit sharing	1,380	1,375
Employees variable compensation program	1,427	1,041
Salaries and related charges	940	985
Total	7,082	6,426

Variable compensation

In  the first quarter of 2019, the Board of Directors approved a new variable remuneration model for all the company's employees for 2019: the Performance Award Program (Programa de Prêmio por Performance - PPP). This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

The provision for variable compensation as of March 31, 2019 amounting to R$ 1,427 comprises R$ 386 recognized in the first quarter of 2019 and R$ 1,041 related to the former program recognized in 2018.

18.	Employee benefits (Post-Employment)
18.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Pension Plans				Medical Plan	Other plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Balance at January 1, 2018	35,487	−	−	861	35,732	132	72,212
Remeasurement effects recognized in other comprehensive income	−	(46)	2,013	526	9,420	7	11,920
Costs incurred in the period	76	202	27	121	565	18	1,009
Interest income and expenses	825	1,859	615	83	3,361	18	6,761
Contributions paid	(302)	(867)	(279)	−	(1,667)	(11)	(3,126)
Payments related to Term of financial commitment (TFC)	−	(534)	(204)	−	−	−	(738)
Transfer due to spin-off	(36,086)	27,097	8,989	−	−	−	−
Others	−	−	−	−	−	111	111
Balance at December 31, 2018	−	27,711	11,161	1,591	47,411	275	88,149
Costs incurred in the period	−	55	7	40	213	4	319
Current service cost	−	533	216	37	1,067	5	1,858
Contributions paid	−	(236)	(65)	−	(406)	(25)	(732)
Others	−	−	−	−	−	(61)	(61)
Balance at March 31, 2019	−	28,063	11,319	1,668	48,285	198	89,533
Current	−	1,260	446	−	1,611	7	3,324
Non-current	−	26,803	10,873	1,668	46,674	191	86,209
Balance at March 31, 2019	−	28,063	11,319	1,668	48,285	198	89,533

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Others	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Related to active employees	−	170	29	60	480	7	746
Related to retired employees	−	418	194	17	800	2	1,431
Net costs for Jan-Mar/2019	−	588	223	77	1,280	9	2,177
Net costs for Jan-Mar/2018 (*)	901	−	−	51	983	8	1,943
(*) It refers to the costs before the split on April 1, 2018.

For the first quarter of 2019, the company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 237 (R$ 226for the first quarter of 2018) recognized in the statement of income.

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions and. In these cases, the company has not paid its parity contributions and all judgments related to these injunctions were in favor of the Company. In the first quarter of 2019, the company made contributions amounting to R$ 95 with respect of contributions under the PED (R$ 878 during 2018).

Financial statements for the Petros Renegotiated (PPSP-R) and Non-renegotiated (PPSP-NR) plans for 2018 were approved by the Executive Council of Petros on March 29, 2019 and presented an accumulated deficit of R$ 5,566 e R$ 2,839, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018 based on accounting principles as issued by the Brazilian Accounting Pronouncements Committee.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and by the Brazilian Accounting Pronouncements Committee:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	5,566	2,839	8,405
Extraordinary sponsor contributions	11,259	3,200	14,459
Changes in fair value of plan assets (*)	8,792	3,676	12,468
Ordinary sponsor contributions	4,767	2,206	6,973
Financial assumptions	4,120	1,115	5,235
Actuarial valuation method	(6,202)	(1,794)	(7,996)
Others	(591)	(81)	(672)
Net actuarial liability registered by the company	27,711	11,161	38,872
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019. The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petros 3 Plan – (PP3)

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

19.	Equity
19.1.	Share capital

As of March 31, 2019, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

19.2.	Dividends payable

Dividends and interest on capital for 2018 were approved at the Shareholder’s General Meeting held on April 25, 2019, being R$ 0.2535 for common shares and R$ 0.9225 for preferred shares.

As of March 31, 2019, the balance of dividends interest on capital related to the shareholders of the Petrobras parent company is R$ 3.960 (including indexation charges), which will be paid on May 20, 2019.

19.3.	Earnings per share

	2019	2018
	Jan-Mar	Jan-Mar
Net income (loss) attributable to shareholders of Petrobras
Common	2,300	3,972
Preferred	1,731	2,989
	4,031	6,961
Weighted average number of outstanding shares
Common	7,442,231,382	7,442,454,142
Preferred	5,601,969,879	5,602,042,788
	13,044,201,261	13,044,496,930
Basic and diluted earnings (losses) per share - in R$
Common	0.31	0.53
Preferred	0.31	0.53
	0.31	0.53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.	Supplemental information on statement of cash flows
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1.390	807
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	161	3
Lease (*)	3.503	−
Provision/(reversals) for decommissioning costs	(70)	4
Use of deferred tax and judicial deposit for the payment of contingency	10	18

(*)The effects arising from the adoption of IFRS 16 are set out in note 3

21.	Sales revenues
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Gross sales	101,253	95,475
Sales taxes (*)	(21,254)	(21,014)
Receita de vendas (**)	79,999	74,461
Diesel	24,065	20,218
Automotive gasoline	12,231	13,306
Liquefied petroleum gas	3,805	3,749
Jet fuel	3,522	3,046
Naphtha	1,584	1,856
Fuel oil (including bunker fuel)	1,084	995
Other oil products	3,542	3,358
Subtotal oil products	49,833	46,528
Natural gas	5,923	4,179
Renewables and nitrogen products	2,017	1,713
Breakage	617	754
Electricity	1,877	1,149
Services, agency and others	798	992
Domestic market	61,065	55,315
Exports	14,922	13,529
Sales abroad (***)	4,012	5,617
Foreign market	18,934	19,146
Sales revenues (**)	79,999	74,461
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**)Sales revenues by business segment are set out in note 25.
(***)Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the first quarter of 2019 and 2018, there was no customer whose sales revenues totaled 10% or more of the company’s sales revenues.

22.	Costs and expenses by nature
22.1.	Cost of sales
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services	(29,527)	(27,024)
Depreciation, depletion and amortization	(11,834)	(9,959)
Production taxes	(9,038)	(8,023)
Employee compensation	(3,176)	(2,682)
Total	(53,575)	(47,688)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.2.	Selling expenses
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Materials, third-party services, rent and other related costs	(3,027)	(3,108)
Depreciation, depletion and amortization	(622)	(277)
Allowance for expected credit losses	(134)	(421)
Employee compensation	(351)	(322)
Total	(4,134)	(4,128)

22.3.	General and administrative expenses
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Employee compensation	(1,498)	(1,340)
Materials, third-party services, freight, rent and other related costs	(648)	(673)
Depreciation, depletion and amortization	(176)	(129)
Total	(2,322)	(2,142)

23.	Other income and expenses
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Pension and medical benefits - retirees	(1,431)	(1,351)
Unscheduled stoppages and pre-operating expenses	(1,213)	(775)
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(1,387)	(1,272)
Gains/(losses) with Commodities Derivatives	(893)	(705)
Profit sharing	(29)	(451)
Impairment	26	(58)
Institutional relations and cultural projects	(162)	(113)
Operating expenses with thermoelectric power plants	(126)	(82)
Health, safety and environment	(63)	(80)
Allowance for impairment of other receivables	14	(22)
Reclassification of cumulative translation adjustments - CTA	(127)	−
Variable compensation program	(387)	−
Government grants	104	−
Gains / (losses) on disposal/write-offs of assets (**)	695	3,261
Expenses/Reimbursements from E&P partnership operations	189	181
Others	403	197
Total	(4,387)	(1,270)
(*)In 2019, it includes foreign exchange losses relating to the Class Action Settlement provision in the amount of R$ 58.
(**) In 2019, it primarily comprises gain on the sale of distributors in Paraguay. In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

24.	Net finance income (expense)
	Consolidated
	2019	2018
	Jan-Mar	Jan-Mar
Debt interest and charges	(5,027)	(5,275)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(2,966)	(3,239)
Unwinding of discount on lease liabilities (notes 3.1 and 13)	(1,264)	(13)
Discount and premium on repurchase of debt securities	(685)	(1,360)
Income from investments and marketable securities (Government Bonds)	492	450
Financial result on net debt	(9,450)	(9,437)
Capitalized borrowing costs	1,302	1,613
Gains (losses) on derivatives	(110)	351
Unwinding of discount on the provision for decommissioning costs	(786)	(594)
Other finance expenses and income, net	527	430
Other foreign exchange gains (losses) and indexation charges, net	370	391
Net finance income (expenses)	(8,147)	(7,246)
Income	1,366	1,101
Expenses	(6,807)	(5,850)
Foreign exchange gains (losses) and indexation charges	(2,706)	(2,497)
Total	(8,147)	(7,246)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 03.31.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	20,509	47,692	7,636	288	8,416	60,554	(14,490)	130,605
Non-current assets	579,004	131,796	56,016	543	10,974	38,767	1,382	818,482
Long-term receivables	31,157	13,521	6,578	9	3,388	30,951	1,531	87,135
Investments	2,578	5,439	3,038	187	1	23	−	11,266
Property, plant and equipment	537,237	112,216	45,456	347	6,805	7,315	(149)	709,227
Operating assets	455,748	100,139	35,433	342	5,904	6,801	(149)	604,218
Under construction	81,489	12,077	10,023	5	901	514	−	105,009
Intangible assets	8,032	620	944	−	780	478	−	10,854
Total Assets	599,513	179,488	63,652	831	19,390	99,321	(13,108)	949,087
Consolidated assets by operating segment - 12.31.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870
Ativo	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 03.31.2019

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	42,898	60,803	12,134	229	23,256	−	(59,321)	79,999
Intersegments	41,651	13,893	3,244	216	317	−	(59,321)	−
Third parties	1,247	46,910	8,890	13	22,939	−	−	79,999
Cost of sales	(25,640)	(56,167)	(8,682)	(233)	(21,621)	−	58,768	(53,575)
Gross profit	17,258	4,636	3,452	(4)	1,635	−	(553)	26,424
Expenses	(2,108)	(2,333)	(1,893)	(17)	(470)	(5,550)	(34)	(12,405)
Selling	(1)	(1,749)	(1,589)	(1)	(762)	(6)	(26)	(4,134)
General and administrative	(267)	(322)	(134)	(15)	(202)	(1,382)	−	(2,322)
Exploration costs	(654)	−	−	−	−	−	−	(654)
Research and development	(352)	(14)	(20)	−	−	(133)	−	(519)
Other taxes	(78)	(82)	(61)	(4)	(29)	(135)	−	(389)
Selling	(756)	(166)	(89)	3	523	(3,894)	(8)	(4,387)
Net income (loss) before financial results and income taxes	15,150	2,303	1,559	(21)	1,165	(5,550)	(587)	14,019
Net finance income (expenses) (*)	−	−	−	−	−	(8,147)	−	(8,147)
Results in equity-accounted investments	134	351	14	(4)	−	1	−	496
Net Income (loss) before income taxes	15,284	2,654	1,573	(25)	1,165	(13,696)	(587)	6,368
Income taxes	(5,151)	(782)	(530)	7	(396)	4,525	199	(2,128)
Net income (loss)	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240
Net income (loss) attributable to:
Shareholders of Petrobras	10,138	1,905	935	(18)	654	(9,195)	(388)	4,031
Non-controlling interests	(5)	(33)	108	−	115	24	−	209
Net income (loss)	10,133	1,872	1,043	(18)	769	(9,171)	(388)	4,240
(*) It includes R$ 1.264 of finance expenses following the adoption of IFRS 16.

?

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 03.31.2018

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	40,708	55,329	9,198	220	23,416	−	(54,410)	74,461
Intersegments	39,014	12,123	2,757	202	314	−	(54,410)	−
Third parties	1,694	43,206	6,441	18	23,102	−	−	74,461
Cost of sales	(24,088)	(49,157)	(5,833)	(207)	(21,845)	−	53,442	(47,688)
Gross profit	16,620	6,172	3,365	13	1,571	−	(968)	26,773
Expenses	850	(2,368)	(2,574)	(21)	(1,029)	(3,781)	(35)	(8,958)
Selling	(69)	(1,443)	(1,837)	(1)	(755)	4	(27)	(4,128)
General and administrative	(250)	(343)	(122)	(15)	(200)	(1,212)	−	(2,142)
Exploration costs	(442)	−	−	−	−	−	−	(442)
Research and development	(335)	(10)	(13)	−	(1)	(136)	−	(495)
Other taxes	(164)	(80)	(35)	(4)	(22)	(176)	−	(481)
Selling	2,110	(492)	(567)	(1)	(51)	(2,261)	(8)	(1,270)
Net income (loss) before financial results and income taxes	17,470	3,804	791	(8)	542	(3,781)	(1,003)	17,815
Net finance income (expenses) (*)	−	−	−	−	−	(7,246)	−	(7,246)
Results in equity-accounted investments	1	440	75	(5)	−	−	−	511
Net Income (loss) before income taxes	17,471	4,244	866	(13)	542	(11,027)	(1,003)	11,080
Income taxes	(5,940)	(1,293)	(269)	2	(184)	3,387	342	(3,955)
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125
Net income (loss) attributable to:
Shareholders of Petrobras	11,536	3,056	481	(11)	271	(7,711)	(661)	6,961
Non-controlling interests	(5)	(105)	116	−	87	71	−	164
Net income (loss)	11,531	2,951	597	(11)	358	(7,640)	(661)	7,125

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.	Provisions for legal proceedings, judicial deposits and contingent liabilities
26.1.	Provisions for legal proceedings

The Company recognizes provisions to cover estimated  costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;
•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems; (vii) termination of the drilling service contract tied to ship-probe Titanium Explorer; and (viii) differences in production taxes (special participation) relating to the unification of oil fields in the Parque das Baleias complex (see note 30).

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	03.31.2019	12.31.2018
Labor claims	4,202	4,236
Tax claims	1,818	1,901
Civil claims	22,721	22,126
Environmental claims	446	432
Total	29,187	28,695
Current liabilities	13,226	13,493
Non-current liabilities	15,961	15,202

	Consolidated
	03.31.2019	12.31.2018
Opening Balance	28,695	23,241
Additions, net of reversals	1,466	4,834
Use of provision	(925)	(2,399)
Accruals and charges	201	2,680
Others	(250)	339
Closing balance	29,187	28,695

In preparing its consolidated financial statements for the first quarter of  2019, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main addition to provisions for legal proceedings in the first quarter of  2019 relates to the arbitrations in Brazil involving the company Sete Brasil, in the amount of R$ 1.3 billion, which was previously regarded as a contingent liability as of December 31, 2018.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2019	12.31.2018
Tax	19,350	17,682
Labor	4,607	4,500
Civil	3,972	3,188
Environmental	628	621
Others	14	12
Total	28,571	26,003

	Consolidated
	03.31.2019	12.31.2018
Opening Balance	26,003	18,465
Additions	2,329	6,700
Use	(84)	(315)
Accruals and charges	323	1,069
Others	−	84
Closing balance	28,571	26,003

26.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of March 31, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	03.31.2019	12.31.2018
Tax	147,462	144,491
Labor	34,913	33,396
Civil - General	26,071	25,336
Civil – Environmental	16,920	16,357
Total	225,366	219,580

A brief description of the nature of the main contingent liabilities is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) arbitrations in Brazil and lawsuit in the USA regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) five public civil actions filed by the Public Prosecutor's Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute - INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

In the first quarter of  2019, the increase in the balance of contingent liabilities is mainly attributable to its update by applicable interest rates and to a dispute, amounting to R$ 1.1 billion, relating to the compensation for costs incurred in charter contracts of two drilling rigs, whose possibility of outflow of resources was previously deemed as remote. This increase was partially offset by the provision for arbitral litigations in Brazil involving the company Sete Brasil, in the amount of R$ 1.3 billion, as well as by the dispute involving the limit of standby work and period for rest between workdays (R$ 1.4 billion), which is currently deemed remote following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho - TST).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

For additional information, see note 31.3 to the annual financial statements ended December 31, 2018.

26.4.	Class action and related proceedings
26.4.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million to resolve claims in two installments of US$ 983 million and a further installment of US$ 984 million. Accordingly, the Company charged R$ 11.198 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for it as other current assets. Certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement, and one such appeal remains pending.

Additionally, during the first quarter of 2019, there were no other events that modified the evaluation and judgment of this action. For additional information, see note 31.4.1 to the annual financial statements ended December 31, 2018.

26.4.2.	Class actions in the Netherlands and Argentina

During the first quarter of 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands, nor of the arbitrations in progress Argentina. For additional information, see notes 31.4.2 and 31.4.4 to the annual financial statements ended December 31, 2018.

26.4.3.	Arbitration in Brazil

On March 15, 2019, the Brazilian Federal Supreme Court suspended the Commitment Assumption Agreement signed with the Brazilian Federal Prosecutor’s Office of the State, which prevents the Company, in the event of any convictions in these arbitrations, from using half of the amount paid on January 30, 2019 to the Brazilian authorities.

For additional information, see note 31.4.3 to the annual financial statements ended December 31, 2018.

27.	Collateral for crude oil exploration concession agreements

The company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 8.975 of which R$ 4.608 were still in force as of March 31, 2019 , net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 4.233 and bank guarantees of R$ 375.

28.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2019, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(13.399)	(14.043)	49	418
Long position/Crude oil and oil products	40.016	40.017	−	−	2019/2020
Short position/Crude oil and oil products	(53.415)	(54.060)	−	−	2019/2020
OTC Options(*)
Put/Crude oil and oil products	186.000	−	884	−	2019
Forward contracts - total
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 65	US$ 137	5	(9)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 81	US$ 92	(8)	(4)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 3000	EUR 3000	(837)	(478)	2019
Short position /Foreign currency forwards (EUR/USD) (**)	EUR 521	-	15	−	2019
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 419	GBP 419	(12)	(43)	2019
SWAP
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	120	2	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(207)	(273)	2034
Total recognized in the Statement of Financial Position			9	(387)	−
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)
	2019	2018	2019	2018
Commodity derivatives	(893)	(705)	−	−
Foreign currency derivatives	(110)	351	−	−
	(1,003)	(354)	−	−
Cash flow hedge on exports (***)	(2,847)	(2,661)	439	1,562
Total	(3,850)	(3,015)	439	1,562
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***)Using non-derivative financial instruments as designated hedging instruments, as set out in note 28.2.

	Guarantees given as collateral
	03.31.2019	12.31.2018
Commodity derivatives	240	(185)
Foreign currency derivatives	273	271
Total	513	86

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2019 is set out as follows:

		Consolidated
Financial Instruments	Risco	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(816)	(1.632)
Forward contracts	Foreign currency - depreciation BRL x USD	(20)	157	314
Options OTC	Crude oil and oil products - price changes	−	(763)	(874)
		(20)	(1,422)	(2,192)

⁽*⁾ The probable scenario was computed based on the following risks: oil and oil products prices: fair value at March 31, 2019 / R$ x U.S. Dollar - a 3.3% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

28.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320 million. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445 million.

In the first quarter of 2019, due to the decrease in the fair value of these put options driven by the increase in the commodity price in the international market, a R$ 356 loss was accounted as other income and expenses, within the corporate segment (a R$ 550 loss in the first quarter of 2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Additionally, since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to improve flexibility of its pricing policy for this oil product. It allows the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days, which represents a better alignment between the Company interest and demands from customers and market players in general. The Company recognized a R$ 12 gain arising from this strategy in the first quarter of 2019, recorded in other income and expenses.

In March 2019, Petrobras approved a change in the frequency of adjustment in diesel prices, whose values will be updated for periods of not less than 15 days in the Company's refineries. In order to preserve the profitability of its refining operations, Petrobras may hedge its exposures through the use of derivatives. With the same objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. The Company recognized a R$ 69 loss arising from this strategy in the first quarter of 2019, recorded in other income and expenses.

The company may apply this strategy in periods of high volatility of prices in order to meet the aforementioned alignment and generate results equivalent to those that would be generated if prices were adjusted on a daily basis.

28.2.	Foreign exchange risk management

Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, the Company performed additional designations in the first quarter of 2019 following the adoption of IFRS 16, amounting to US$ 25,687 million (R$ 99,370 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

The carrying amounts, the fair value as of March 31, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.8967 exchange rate are set out below:

				Present value of hedging instrument notional value at 03.31.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2019 to March 2029	93,256	363,390

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2018	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	31,693	121,919
Exports affecting the statement of income	(1,732)	(6,518)
Principal repayments / amortization	(2,873)	(10,828)
Foreign exchange variation	−	2,427
Amounts designated as of March 31, 2019	93,256	363,390
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2019	109,337	426,052

.

In the first quarter of 2019, the Company recognized a R$ 19 loss within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 82.6%

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2018	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(32,471)	11,040	(21,431)
Reclassified to the statement of income - occurred exports	12,121	(4,121)	8,000
Balance at December 31, 2018	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(2,408)	819	(1,589)
Reclassified to the statement of income - occurred exports	2,847	(968)	1,879
Balance at March 31, 2019	(49,975)	16,992	(32,983)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2019 is set out below:

	Consolidated
	2019	2020	2021	2022	2023	2024	2025	2026 a 2028	Total
Expected realization	(8,780)	(10,290)	(9,938)	(10,813)	(6,621)	(3,641)	(214)	322	(49,975)

Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a R$ 173 gain in the first quarter of 2019 (a R$ 353 gain in the first quarter of 2018) arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In 2019, approximately Euro 520 million of this position was reversed through the sale of this currency for the same term, due to the repurchase of bonds previously protected. The Company recognized a R$ 306 loss in the first quarter of 2019 arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these NDFs before their expiration dates.

Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 03.31.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets (**)	29,105		(946)	7,276	14,553
Liabilities (***)	(386,861)	Dollar/Real	12,579	(96,715)	(193,431)
Cash flow hedge on exports	363,390		(11,816)	90,847	181,695
	5,634		(183)	1,408	2,817
Assets	19	Euro/Real	(1)	5	10
Liabilities	(114)		3	(29)	(57)
	(95)		2	(24)	(47)
Assets	10,754	Euro/Dollar	65	2,689	5,377
Liabilities	(21,754)		(131)	(5,439)	(10,877)
Non Deliverable Forward (NDF)	13,128		79	3,282	6,564
	2,128		13	532	1,064
Assets	7	Pound Sterling/Real	−	2	4
Liabilities	(80)		1	(20)	(40)
	(73)		1	(18)	(36)
Assets	9,037	Pound Sterling /Dollar	180	2,259	4,519
Liabilities	(17,739)		(353)	(4,435)	(8,870)
Derivative - cross currency swap	6,602		131	1,651	3,301
Non Deliverable Forward (NDF)	2,128		42	532	1,064
	28		−	7	14
Total	7,622		(167)	1,905	3,812

⁽*⁾ On March 31, 2019, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 3.3% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.6% appreciation of the Japanese Yen / Euro x U.S. Dollar: a 0.6% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 2.1% appreciation of the Pound Sterling / Real x Euro - a 2.6% appreciation of the Real / Real x Pound Sterling - a 1.3% appreciation of the Real . Source: Focus and Bloomberg.

⁽**⁾ It includes the Escrow account for the Class action agreement, as set out note 26.4.
⁽***⁾ It includes the provision for the Class Action agreement, as set out note 26.4.

28.3.	Liquidity risk

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	03.31.2019	12.31.2018
Principal	4,854	13,240	23,258	26,862	39,905	204,868	312,987	330,439
Interest	12,807	17,759	16,711	15,575	13,804	130,730	207,386	199,004
Total	17,661	30,999	39,969	42,437	53,709	335,598	520,373	529,443

29.	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	4,396	−	−	4,396
Commodity derivatives	49	884	−	933
Foreign currency derivatives	−	140	−	140
Balance at March 31, 2019	4,445	1,024	−	5,469
Balance at December 31, 2018	4,228	2	−	4,230

Liabilities
Foreign currency derivatives	−	(1,064)	−	(1,064)
Balance at March 31, 2019	−	(1,064)	−	(1,064)
Balance at December 31, 2018	418	(807)	−	(389)

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note12.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.	Subsequent events

Voluntary Severance Program - PDV

On April 24, 2019, the Board of Directors approved the Company's Voluntary Severance Program (PDV).

Petrobras employees may join the program from May 2, 2019 to June 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan will occur to the extent that the employees join the program.

Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the Company entered into a purchase and sale agreement for the sale of a 90% stake in TAG to the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ) .

The transaction value is approximately US$ 8.6 billion and will be paid at the closing of the transaction. This amount includes the settlement of TAG debts with BNDES amounting to approximately US$ 800 million.

TAG operates in the natural gas transportation sector, currently holding long-term operating permission for a pipeline network of approximately 4.5 thousand km long and 74 million m3 / day of transportation capacity, located in the North, Northeast and Southeast Brazil. Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, without any impact on its operations and the delivery of gas to distributors and other customers.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the CADE.

Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), a subsidiary of Petroliam Nasional Berhad (“PETRONAS”) for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field.

The transaction amounts to US$ 1,294 million, to be paid in two tranches: (i) US$ 259 million paid at the signing date; and (ii) US$ 1,035 million at the closing date, subject to price adjustments.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP and the CADE.

Unification of oil fields in the Parque das Baleias complex

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as "Parque das Baleias", located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of R$ 3.5 billion,, of which US$ 1.5 billion was paid at the signing date and the remainder amount will be settled in 42 monthly installments.

The amount of R$ 3.5 billion was accounted for as provision for legal proceedings in the last quarter of 2018.

Distribution to shareholders

The Company’s Board of Directors approved on May 7, 2019 interest on capital distribution totaling R$ 1,304, representing R$ 0.10 per common and preferred share. This interest on capital will be paid to shareholders on July 5, 2019 based on register on May 21, 2019 and it will be included within the distribution for 2019, bearing interest at Selic rate (Brazilian short-term interest rate) from the date of the payment to the end of the fiscal year.

NOTAS EXPLICATIVAS

PETROBRAS

As informações financeiras trimestrais devem ser lidas em conjunto com as demonstrações financeiras anuais.

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2018 and the interim statements as of March 31, 2019
	Number of notes
Notes to the Financial Statements	Annual for 2017	Quarterly information for Q1-2019
Basis of preparation and presentation of financial statements	2	1
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	2
Summary of significant accounting policies	4	3
Cash and cash equivalents and Marketable securities	7	4
Trade and other receivables	8	5
Inventories	9	6
Disposal of Assets and other changes in organizational structure	10	7
Investments	11	8
Property, plant and equipment	12	9
Intangible assets	13	10
Exploration and evaluation of oil and gas reserves	15	11
Finance debt	17	12
Leases	18	13
Related-party transactions	19	14
Provision for decommissioning costs	20	15
Taxes	21	16
Short-term benefits	22	17
Employee benefits (Post-Employment)	23	18
Equity	24	19
Sales revenues	25	21
Other income and expenses	26	23
Costs and Expenses by nature	27	22
Net finance income (expense)	28	24
Supplemental information on statement of cash flows	29	20
Segment information	30	25
Provisions for legal proceedings	31	26
Collateral for crude oil exploration concession agreements	33	27
Risk management	34	28
Fair value of financial assets and liabilities	35	29
Subsequent events	36	30

The notes to the annual report 2018 that were suppressed in the Q1-2019 because they do not have significant changes and / or may not be applicable to interim financial information are:

Títulos das notas explicativas	Number of notes
The Company and its operations	1
Accounting estimates	5
New standards and interpretations	6
Impairment	14
Trade payables	16
Contingent assets	31
Commitment to purchase natural gas	32
Capital management	34.4
Insurance	34.7

Statement of directors on financial statements and auditors’ report PETROBRAS

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the financial statements have been prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the first quarter of 2019.
(ii)	reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the first quarter of 2019.

Rio de Janeiro, May 7, 2019.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Officer / Chief Investor Relations Officer

Anelise Quintão Lara	Rafael Mendes Gomes
Chief Refining and Natural Gas Executive Officer	Chief Governance and Compliance Executive Officer

Carlos Alberto Pereira de Oliveira	Rudimar Andreis Lorenzatto
Chief Exploration and Production Executive Officer	Chief Technology and Production Development Executive Officer

Eberaldo de Almeida Neto
Chief Corporate Affairs Executive Officer / Chief Refining and Natural Gas Executive Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2019, which comprises the balance sheet as of March 31, 2019 and the respective statements of income and comprehensive income, statements of changes in shareholders' equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended March 31, 2018, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 7, 2019

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer